CERTIFICATE of QUALIFIED PERSON

I, Robert H. Fong, P. Eng., do hereby certify that:

1.	I am a Principal Mining Engineer associated with:

Moose Mountain Technical Services (MMTS)
1975 1st Avenue, S
Cranbrook, B.C. Canada
V1C-6Y3

2.	I am a graduate of McGill University, Montreal, Quebec, and hold a Bachelor of Engineering Degree (B. Eng.) - Mining, 1979.

3.	I am a registered professional engineering in good standing with the Association of Professional Engineers, Geologists and Geophysicists of Alberta (No. M59151)

4.

I have worked as a mining engineering since graduation from university, and have provided over 18 years of engineering consulting services to projects in Canada, United States, South America, Mexico, Africa and Asia.

5.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, relevant work experience, and affiliation with APEGGA, I fulfill the requirements to be a “Qualified Person” as set out by NI 43-101.

6.

I am responsible for the preparation of Section 15 (Mineral Reserve Estimates), and Sections 16-1 to 16-5 (Mining Methods) of the technical report titled “NI 43-101 Technical Report for Rosemont Copper Project, Updated Feasibility Study, Pima County, Arizona, USA”, dated August 28, 2012 (the Technical Report) relating to the Rosemont property.

7.	I have not had prior involvement with the Rosemont property that is the subject of this Technical Report.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose, which makes the Technical Report misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 28th day of August, 2012.

Signature of Qualified Person

Robert H. Fong
Print Name of Qualified Person